

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 16, 2010

Mr. J. Michael Anderson
Chief Financial Officer
Exterran Holdings, Inc.
16666 Northchase Drive
Houston, TX 77060

> **RE: Exterran Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 29, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-33666**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

1. We note your response to comment one in our letter dated July 21, 2010. The Senior Secured Credit Agreement incorporated by reference as exhibit 10.2 to your most recent Form 10-Q appears to omit the schedules referenced therein. Please re-file this credit agreement in its entirety, with all of its schedules and any exhibits, as an exhibit to your next periodic or current report.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director